SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 12B-25

                        NOTIFICATION OF LATE FILING
                                                            SEC FILE NUMBER
                                                                  000-22750
[X] Form 10-KSB

For the Year Ended December 31, 2000


PART I      REGISTRANT INFORMATION

Full Name of Registrant:     Advanced Wireless Systems, Inc.

Address of Principal Executive Office:

     716 College Avenue, Suite A-2
     Santa Rosa, California  95404

PART II     RULES 12B-25(B) AND (C)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject Report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

PART III     NARRATIVE

     The Report on form 10-KSB for Advanced Wireless Systems, Inc. (the "Company") for the year ended December 31, 2000, is due to be filed on March 31, 2001. The Company needs additional time to complete an accurate filing. The Company expects that its Form 10-KSB will be filed before April 15, 2001.

PART IV     OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this information:

          Thomas M. Howard                       707-576-1008

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [   ] YES          [X] NO

The Company has not filed financial statements required by Form 8-K relating to its acquisitions of Daybreak Auto Recovery, Inc., and Digital Wireless Systems, Inc., in 2000. The Company has not filed an 8-K covering its acquisition in February 2000 of RAP Group, Inc.

     (3) Is it anticipated that any significant in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] YES          [  ] NO

In 2000, the Company recently acquired the assets of Digital Wireless Systems, Inc., and Daybreak Auto Recovery, Inc. These acquisitions will result in material increases in the Company's total assets, total liabilities and total stockholders' equity. Based on operating results for the first nine months of 2000, reported in the Company's 10-QSB report for the 9 months ended September 30, 2000, the Company expects that its operating loss may increase by more than 50% over the operating loss reported in 1999.

SIGNATURES

Advanced Wireless Systems, Inc., has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ADVANCED WIRELESS SYSTEMS, INC.

DATE:  March 28, 2001                        /s/
                                   ----------------------------------------
                                   Thomas M. Howard, Chief Financial Officer